Hughes Hubbard & Reed LLP One Battery Park Plaza New York, New York 10004-1482 Office:+1 (212) 837-6000 Fax: +1 (212) 422-4726 hugheshubbard.com

August 9, 2022

By EDGAR

Office of Manufacturing

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Attn:	Sherry Haywood
Erin Purnell

Re:	Kensington Capital Acquisition Corp. IV
Amendment No. 1 to Registration Statement on Form S-4
Filed July 25, 2022
File No. 333-265740

Ladies and Gentlemen:

On behalf of our client, Kensington Capital Acquisition Corp. IV, a Cayman Islands exempted company incorporated with limited liability (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated in the letter dated August 8, 2022 addressed to the Company with respect to the above-referenced Amendment No. 1 to Registration Statement on Form S-4 (the “Registration Statement”). In connection with such responses, we are concurrently submitting, electronically via EDGAR, Amendment No. 2 (“Amendment No. 2”) to the Registration Statement.

For ease of reference, each of the Staff’s comments is reproduced below in bold and italics and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 2. Capitalized terms used in this letter but not otherwise defined herein have the meanings ascribed to them in Amendment No. 2.

Registration Statement on Form S-4/A#1 filed on July 25, 2022

Unaudited Pro Forma Condensed Combined Financial Information, page 91

1.	We note your response to prior comment 16 and the additional disclosures you provided, including:

•

if holders of more than 3 million Kensington Class A Ordinary Shares exercise redemption rights and the Minimum Cash Condition is not met, Amprius has the right, in its sole discretion, to waive such condition which could result in the Business Combination being consummated with redemptions greater than those presented in the Assuming Maximum Redemption scenario; and

•	actual financial position and results of operations may differ significantly from the pro forma amounts presented.

Please disclose and discuss the full range of possible outcomes that could occur if Amprius waives the Minimum Cash Condition. Please also more fully explain how you considered the requirements of Rule 11-02(a)(10) of Regulation S-X in determining that the current pro forma disclosures are adequate since it does not appear they give effect to the range of possible results.

The Company has revised the disclosure on pages 92-97 and 100-101 in response to the Staff’s comment.

2.

We note your response to prior comment 17, including your consideration of indexation and tender offer provisions associated with warrants. Please more fully explain to us the terms and provisions of the Public Warrants and the Private Warrants that result in their classification as liabilities. Please also more fully explain to us the terms and provisions of the Public Warrants and the Private Warrants that will result in their re-classification to equity after the Business Combination.

The terms of the Public Warrants and Private Warrants are provided in the Warrant Agreement, dated as of March 1, 2022, between Continental Stock Transfer & Trust Company and the Company, filed as Exhibit 4.2 to the Registration Statement (the “Warrant Agreement”).

The Company evaluated the Public and Private Placement Warrants utilizing the guidance in Accounting Standards Codification (ASC) Topic 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC Topic 815-40, Derivatives and Hedging - Contracts in Entity’s Own Equity (“ASC 815-40”). The Company has determined liability classification of the Class 1 Public Warrants and Private Placement Warrants to be appropriate prior to consummation of the initial Business Combination, as the instruments are not considered indexed to the Company’s own stock prior to consummating an initial Business Combination. Upon consummation of the initial Business Combination, equity classification of the Public Warrants and Private Placement Warrants is appropriate as the instruments are considered indexed to the reporting entity’s own stock, and the equity classification conditions in ASC 815-40-25 are met for both the Public Warrants and Private Placement Warrants.

Background

Each unit sold in the Company’s initial public offering consisted of one Class A ordinary share (such shares included in the units sold, the “Public Shares” or as they are defined in the Warrant Agreement, “Ordinary Shares”), one Class 1 redeemable warrant (a “Class 1 Warrant”) and one Class 2 redeemable warrant (a “Class 2 Warrant”) (each, a “Public Warrant”). Each whole warrant entitles the holder thereof to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment as described in the Warrant Agreement. The Class 1 Warrant and the Class 2 Warrant are equal in all respects other than as described below.

The Class 1 Warrants detached from the units issued in the initial public offering and began separate trading on the 52nd day following the date of the Company’s Final Prospectus. The separation of the Class 1 Warrants resulted in a new unit upon such separation (each such unit consisting of one Class A ordinary share and one Class 2 Warrant – the “New Unit”). That is, on the 52nd day following the date of the Final Prospectus, each Unit sold in the Company’s initial public offering separated into the following:

1.	Separately traded Class 1 Warrants, and

2.	New Units consisting of:

a.	One Class A ordinary share, and

b.	One Class 2 Warrant

The Class A ordinary shares and Class 2 Warrants comprising the New Unit will begin trading as separate securities following the consummation of the initial Business Combination only if such New Units are not redeemed by the holder. If the New Units are redeemed by the holder, the exercise period of the Class 2 Warrants terminates upon consummation of the initial Business Combination. Upon consummation of the initial Business Combination, for Class 2 Warrants that are not terminated because of redemption, there will be no distinction between the Class 1 Warrants and the Class 2 Warrants. All Public Warrants that exist post-Business Combination will become exercisable 30 days after the consummation of the initial Business Combination and will expire five years after the consummation of the initial Business Combination or earlier upon redemption or liquidation of the Company.

Prior to Consummation of Initial Business Combination

Prior to consummation of the initial Business Combination, the Class 2 Public Warrants are embedded in a New Unit (each such New Unit consisting of one Class A ordinary share and one Class 2 Public Warrant) and do not meet the requirements in ASC 815-15-25-1 to be bifurcated from the equity host instrument. The host instrument in the New Unit was determined to be an equity host instrument and the embedded Class 2 Warrant was determined to be clearly and closely related to the equity host instrument.

A summary analysis of both the Class 1 Warrants and Private Placement Warrants, pursuant to ASC 815-40, is as follows:

Assessment pursuant to ASC 480

Each of the Class 1 Warrants and Private Placement Warrants were identified as freestanding financial instruments. The Class 1 Warrants and Private Placement Warrants do not meet the criteria in ASC 480-10-25 for liability classification and therefore are not within the scope of ASC 480. Although the underlying to the Class 1 Warrants and Private Placement Warrants is the Class A ordinary shares, which are subject to redemption prior to consummation of an initial Business Combination, the Class 1 Warrants and Private Placement Warrants are not exercisable until 30 days post-closing of an initial Business Combination when the underlying Class A shares will no longer be subject to redemption.

Evaluation of Classified in Stockholders’ Equity (ASC 815-40-25)

ASC 815-40-25-1 and 25-2 provide the general framework for determining whether an instrument that is considered indexed to an issuer’s own stock should be classified as a liability (or in some cases, an asset) or equity. The initial balance sheet classification of contracts generally is based on the concept that (a) contracts that require net cash settlement are assets or liabilities and (b) contracts that require settlement in shares are equity instruments. Further, an entity shall observe both of the following: (a) if the contract provides the counterparty with the choice of net cash settlement or settlement in shares, Subtopic ASC 815-40-25 assumes net cash settlement and (b) if the contract provides the entity with a choice of net cash settlement or settlement in shares, ASC 815-40-25 assumes settlement in shares.

On April 12, 2021, John Coates, Acting Director, Division of Corporation Finance, and Paul Munter, Acting Chief Accountant, issued a statement on the accounting of warrants issued by special purchase acquisition companies like the Company entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Staff Statement”) to highlight the potential accounting implications of certain terms that may be common in warrants included in SPAC transactions and to discuss the financial reporting considerations that apply if a registrant and its auditors determine there is an error in any previously-filed financial statements. In the SEC Staff Statement, the guidance focused on Indexation and Tender Offer Provisions. The following excerpt from the SEC Staff Statement highlighted the Staff’s views on tender offer provisions of certain SPAC warrants, as follows:

“GAAP further includes a general principle that if an event that is not within the entity’s control could require net cash settlement, then the contract should be classified as an asset or a liability rather than as equity. However, GAAP provides an exception to this general principle whereby equity classification would not be precluded if net cash settlement can only be triggered in circumstances in which the holders of the shares underlying the contract also would receive cash. Scenarios where this exception would apply include events that fundamentally change the ownership or capitalization of an entity, such as a change in control of the entity, or a nationalization of the entity.

We recently evaluated a fact pattern involving warrants issued by a SPAC. The terms of those warrants included a provision that in the event of a tender or exchange offer made to and accepted by holders of more than 50% of the outstanding shares of a single class of common stock, all holders of the warrants would be entitled to receive cash for their warrants. In other words, in the event of a qualifying cash tender offer (which could be outside the control of the entity), all warrant holders would be entitled to cash, while only certain of the holders of the underlying shares of common stock would be entitled to cash. OCA staff concluded that, in this fact pattern, the tender offer provision would require the warrants to be classified as a liability measured at fair value, with changes in fair value reported each period in earnings.”

In the event of an “Alternative Issuance,” as defined in the Warrant Agreement, occurring after an initial Business Combination, the following provision in Section 4.4 applies (emphasis added):

“…that (i) if the holders of the Ordinary Shares were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets constituting the Alternative Issuance for which each Warrant shall become exercisable shall be deemed to be the weighted average of the kind and amount received per share by the holders of the Ordinary Shares in such consolidation or merger that affirmatively make such election, and (ii) if a tender, exchange or redemption offer shall have been made to and accepted by the holders of the Ordinary Shares (other than a tender, exchange or redemption offer made by the Company in connection with redemption rights held by shareholders of the Company as provided for in the Charter or as a result of the redemption of Ordinary Shares by the Company if a proposed initial Business Combination is presented to the shareholders of the Company for approval) under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act (or any successor rule)) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act (or any successor rule)) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act (or any successor rule)) (x) if prior to the initial Business Combination, more than 50% of the issued and outstanding Ordinary Shares or (y) if on or after the initial Business Combination, securities representing more than 50% of the aggregate voting power (meaning the power to vote on the election of directors), the holder of a Warrant shall be entitled to receive as the Alternative Issuance, the highest amount of cash, securities or other property to which such holder would actually have been entitled as a shareholder if such Warrant holder had exercised the Warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the Ordinary Shares held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustments (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in this Section 4.” [Emphasis added]

“Ordinary Shares” are defined as the Class A ordinary shares.

Given that the Company has two classes of voting shares prior to consummation of an initial Business Combination, with the Class B shareholders controlling the Company’s board of directors, a change in ownership of more than 50% of the outstanding Class A ordinary shares prior to consummation of an initial Business Combination will not necessarily result in a change of control of the Company. In such a case, the Class B shareholders could still control the Company. As such, the tender offer provision of Section 4.4 of the Warrant Agreement fails the ‘classified in stockholders’ equity’ criteria in ASC 815-40-25, because the exception for settlement of the warrant upon a change of control has not been met.

As a result of the tender offer provisions in Section 4.4 of the Warrant Agreement, both the Class 1 Public Warrants and Private Placement Warrants were classified as liabilities measured at fair value, with changes in fair value reported each period in earnings.

After Consummation of Initial Business Combination

Upon consummation of the initial Business Combination, for Class 2 Warrants that are not terminated because of redemption, there will be no distinction between the Class 1 Warrants and the Class 2 Warrants. The Class 2 Warrants that exist upon consummation the initial Business Combination will be freely tradable, become exercisable 30 days after the consummation of the initial Business Combination, and will expire five years after the consummation of the initial Business Combination. Any use of the term “Public Warrants” in the following sections of our response refer to both the Class 1 Warrants and the Class 2 Warrants.

A summary analysis of both the Public Warrants and Private Placement Warrants, pursuant to ASC 815-40, is as follows:

Assessment pursuant to ASC 480

Each of the Public Warrants and Private Placement Warrants were identified as freestanding financial instruments. The Public Warrants and Private Placement Warrants do not meet the criteria in ASC 480-10-25 for liability classification and therefore are not within the scope of ASC 480. The underlying to the Public Warrants and Private Placement Warrants following the closing of the Business Combination (i.e., the share of Common Stock in New Amprius) will not be subject to redemption.

Indexed to a Company’s Own Stock (ASC 815-40-15)

ASC 815-40-15 addresses when an instrument, or embedded component that meets the definition of a derivative, is considered indexed to a reporting entity’s own stock. The guidance requires a reporting entity to evaluate an instrument’s contingent exercise provisions and then the instrument’s settlement provisions, using the following two-step assessment outlined in ASC 815-40-15-5 through 15-8 with implementation guidance in ASC 815-40-55-26 through 55-48. Step 1 of this guidance is to evaluate any exercise contingencies. Step 2 of this guidance is to evaluate whether each settlement provision is consistent with a fixed-for-fixed equity instrument.

Step 1 – Exercise Contingencies

ASC 815-40-15-7A states that “an exercise contingency would not preclude an instrument (or embedded feature) from being considered indexed to an entity’s own stock provided that it is not based on (a) an observable market, other than the market for the issuer’s stock (if applicable), or (b) an observable index, other than an index calculated or measured solely by reference to the issuer’s own operations (for example, sales revenue of the issuer, EBITDA of the issuer, net income of the issuer, or total equity of the issuer).” If the evaluation of Step 1 does not preclude an instrument from being considered indexed to the entity’s own stock, the analysis would proceed to Step 2.

Any contingent provision that affects the holder’s ability to exercise the instrument or embedded component must be evaluated. ASC 815-40-20 defines an exercise contingency as “a provision that entitles the entity (or the counterparty) to exercise an equity-linked financial instrument (or embedded feature) based on changes in an underlying, including the occurrence (or nonoccurrence) of a specified event. Provisions that accelerate the timing of the entity’s (or the counterparty’s) ability to exercise an instrument and provisions that extend the length of time that an instrument is exercisable are examples of exercise contingencies.”

We evaluated the following features of the Public Warrants and Private Placement Warrants as exercise contingencies or potential exercise contingencies:

1.

A portion of the Public Warrants and Private Placement Warrants may not be exercised if the holder exceeds specified beneficial ownership limitations upon exercise, if the holder so elects (Section 3.3.5 of the Warrant Agreement)

2.	The holder may be forced to exercise the Public Warrants and Private Placement Warrants upon a Reorganization (Section 4.4 of the Warrant Agreement)

3.	The Company can force early exercise of the Public Warrants through a redemption feature (Section 6.1 of the Warrant Agreement)

Neither of the exercise contingencies in feature #1 and #2, above, are based on an observable market or an observable index, so the evaluation of Step 1 to each of these provisions does not preclude the Public Warrants and Private Placement Warrants from being considered indexed to the entity’s own stock.

The redemption provision in the Public Warrants (#3, above) allows the Company to redeem the Public Warrants during their exercise period when the last reported sale price of the share of common stock has been at least $18.00 per share for any ten (10) trading days within a twenty (20) trading day period. If the Company elects to redeem, the warrant holder can exercise the Public Warrant. The Company’s redemption via Section 6.1 of the Warrant Agreement can shorten the maturity of the Public Warrant and thus was assessed under Step 1. We consider the $0.01 redemption price to be a non-substantive settlement feature, as the Public Warrant is only redeemable in situations when it has significant intrinsic value. As a result, the holders of the Public Warrants would be expected to exercise their warrants as opposed to receive the $0.01 cash payment from the Company. Under Step 1, the share price is a market price, but it is the Company’s own share price and the Company’s decision to redeem is not an observable market price or index. As such, this redemption provision is considered to be an exercise contingency, rather than a change in settlement amount. There is no need to assess the redemption feature in Section 6.1 of the Warrant Agreement under Step 2, as the exercise price or notional amount of the Public Warrant does not change as a result of exercising the Company’s option.

Step 2 – Settlement Provisions

An instrument is considered indexed to an entity’s own stock if its settlement amount will equal the difference between the following:

a.	The fair value of a fixed number of the entity’s equity shares

b.	A fixed monetary amount or a fixed amount of a debt instrument issued by the entity.

The strike price or the number of shares used to calculate the settlement amount is not considered fixed if the terms of the instrument or embedded component allow for any potential adjustment (except as discussed below), regardless of the probability of the adjustment being made or whether the reporting entity can control the adjustment.

ASC 815-40-15-7E discusses the exception to the “fixed for fixed” rule. This exception allows an instrument to be considered indexed to the reporting entity’s own stock even if adjustments to the settlement amount can be made, provided those adjustments are based on standard inputs used to determine the value of a “fixed for fixed” forward or option on equity shares.

A fixed-for-fixed forward or option on equity shares has a settlement amount that is equal to the difference between the price of a fixed number of equity shares and a fixed strike price. The fair value inputs of a fixed-for-fixed forward or option on equity shares may include the entity’s stock price and additional variables, including all of the following:

a.	Strike price of the instrument

b.	Term of the instrument

c.	Expected dividends or other dilutive activities

d.	Stock borrow cost

e.	Interest rates

f.	Stock price volatility

g.	The entity’s credit spread

h.	The ability to maintain a standard hedge position in the underlying shares.

Settlement adjustments designed to protect a holder’s position from being diluted by a transaction initiated by an issuer will generally not prevent a freestanding instrument or embedded component from being considered indexed to the issuer’s own stock provided the adjustments are limited to the effect that the dilutive event has on the shares underlying instrument. Common examples of acceptable adjustments include the occurrence of a stock split, rights offering, stock dividend, or a spin-off. In addition, settlement adjustments due to issuances of shares for an amount below current fair value, or repurchases of shares for an amount that exceeds the current fair value of those shares, should also be acceptable.

The Company analyzed the adjustments to the exercise price under Step 2 of ASC 815-40-15-7. The Warrant Agreement provides for an adjustment to the number of shares issuable under the warrants and/or adjustment to the exercise price, in the following provisions:

1.

Share Dividends; Share Sub-divisions (Section 4.1.1 of the Warrant Agreement) - if a stock split, stock dividend or similar event occurs, the number of shares issuable on exercise of the warrant will be increased in proportion to the event to compensate for the dilution of shares.

2.

Aggregation of shares (Section 4.2 of the Warrant Agreement) - if at any time the warrants are outstanding, the ordinary shares of the Company are aggregated (commonly referred to as a reverse stock split), the number of shares issuable upon exercise of the warrant will be adjusted proportionately to account for the aggregation of shares.

3.

Extraordinary dividends (Section 4.1.2 of the Warrant Agreement) - if at any time the warrants are outstanding, the Company pays a dividend of cash, securities or other assets, other than for certain circumstances (common dividends, as part of business combination, etc.), the exercise price of the warrant will be decreased by the amount of cash or fair value of other assets distributed as part of the dividend.

4.

The Company in its sole discretion may lower the warrant’s exercise price at any time prior to the expiration date provided that any such reduction shall be identical among all of the warrants (Section 3.1 of the Warrant Agreement).

1 & 2. Share dividends; Share Sub-divisions; Aggregation of Shares, and the related Adjustments in Exercise Price (Sections 4.1.1 and Section 4.2). ASC 815-40-55-42 states that for these types of events, if the adjustment to the strike price is based on a mathematical formula that determines the direct effect that the occurrence of such dilutive events should have on price of the underlying shares, this does not preclude an instrument from being considered indexed to the Company’s own stock, as the only variables that could affect the settlement amount would be inputs to the fair value of a fixed-for-fixed option on equity shares. These adjustment features are consistent with Example 17 in ASC 815-40-55-42 through 55-43 which specifically notes that adjustments for these types of events do not preclude the instrument from being indexed to the entity’s shares as an implicit assumption in standard pricing models for equity-linked financial instruments is that such events will not occur (or that the strike price of the instrument will be adjusted to offset the dilution caused by such events). Example 17 specifically describes that the adjustments must be a mathematical calculation that determines the direct effect that the occurrence of such dilutive events should have on the price of the underlying shares, but not the actual change in the market price. In the stock splits, stock dividends or similar events; extra-common dividends; and aggregation of shares provisions discussed above, the provision is only adjusting for the direct effect of the dilutive event and therefore would not preclude equity classification. As a result, these adjustment features (Sections 4.1.1 and 4.2 of the Warrant Agreement) do not preclude the Public Warrants and Private Placement Warrants from being considered indexed to the Company’s own stock.

3. Extraordinary Dividends (Section 4.1.2). If the Company, at any time while the Public Warrants and Private Placement Warrants are outstanding and unexpired, pays to all or substantially all of the holders of the ordinary shares a dividend or make a distribution in cash, securities or other assets on account of such ordinary shares (or other shares into which the warrants are convertible), other than for sub-divisions or similar events within subsection 4.1.1, which meet the definition of Extraordinary Dividends, then the warrant’s exercise price shall be decreased, effective immediately after the effective date of such Extraordinary Dividend, by the amount of cash and/or the fair market value of any securities or other assets paid on each ordinary share in respect of such Extraordinary Dividend.

The adjustments to the strike price resulting from Extraordinary Dividends are intended to offset their effects on the warrant’s fair value. In those circumstances, the only variables that could affect the settlement amount (dividends) would be inputs to the fair value of a fixed-for-fixed forward contract on equity shares. The adjustments for Extraordinary Dividends are consistent with Example 12 in ASC 815-40-55-37 which specifically notes that adjustments for dividend distributions do not preclude the instrument from being indexed to the entity’s shares. As a result, this adjustment feature (Section 4.1.2) does not preclude the Public Warrants and Private Placement Warrants from being considered indexed to the Company’s own stock.

4. Downward adjustment of exercise price at Company’s discretion. Section 3.1 of the Warrant Agreement allows the Company in its sole discretion to lower the warrant’s exercise price at any time prior to the warrant’s expiration date provided that any such reduction shall be identical among all of the warrants. This provision does not affect the determination of whether the warrant is considered indexed to the Company stock, since the modifications pursuant to this provision benefit only the counterparty. This is clarified in ASC 815-40-15-7H, as follows:

“Some equity-linked financial instruments contain provisions that provide an entity with the ability to unilaterally modify the terms of the instrument at any time, provided that such modification benefits the counterparty. For example, the terms of a convertible debt instrument may explicitly permit the issuer to reduce the conversion price at any time to induce conversion of the instrument. For purposes of applying Step 2, such provisions do not affect the determination of whether an instrument (or embedded feature) is considered indexed to an entity’s own stock.”

As a result, this adjustment feature in Section 3.1 of the Warrant Agreement does not preclude the Public Warrants and Private Placement Warrants from being considered indexed to the Company’s own stock.

The Company further considered the SEC Staff Statement regarding the indexation issues raised by the staff. The Private Placement Warrants may be transferred, assigned or sold to any person. However, the terms of the Private Placement Warrants do not change upon such transfer. As described in Section 2.6 of the Warrant Agreement, the Private Placement Warrants have the same terms as the Public Warrants, except that (i) the Private Placement Warrants may be exercised for cash or on a cashless basis, (ii) the Private Placement Warrants and the common shares issuable upon the exercise thereof may be subject to transfer restrictions contained in the letter agreement by and among the Company, the Sponsor and the other parties thereto, and (iii) the Private Placement Warrants shall not be redeemable by the Company. Similarly, the terms of the Public Warrants do not change upon transfer to another holder.

Based upon the above analysis, management of the Company concluded that the Public Warrants and Private Placement Warrants are considered to be indexed to the Company’s own stock.

Evaluation of Classified in Stockholders’ Equity (ASC 815-40-25)

ASC 815-40-25-1 and 25-2 provide the general framework for determining whether an instrument that is considered indexed to an issuer’s own stock should be classified as a liability (or in some cases, an asset) or equity. The initial balance sheet classification of contracts generally is based on the concept that (a) contracts that require net cash settlement are assets or liabilities and (b) contracts that require settlement in shares are equity instruments. Further, an entity shall observe both of the following: (a) if the contract provides the counterparty with the choice of net cash settlement or settlement in shares, Subtopic ASC 815-40-25 assumes net cash settlement and (b) if the contract provides the entity with a choice of net cash settlement or settlement in shares, ASC 815-40-25 assumes settlement in shares.

Therefore, contracts that are settled by gross physical delivery of shares or net share settlement may be equity instruments. Contracts that require or permit the investor to require a reporting entity to net cash settle are accounted for as assets or liabilities at fair value with changes in fair value recorded in earnings. Contracts that a reporting entity could be required to settle in cash should be accounted for as an asset or liability at fair value, regardless of whether net cash settlement would only occur under a remote scenario.

For a share-settled contract to be classified as equity, each of the following additional conditions in ASC 815-40-25 (pre-adoption of ASC 2020-06) must be met to ensure that the issuer has the ability to settle the contract in shares:

a.	Settlement permitted in unregistered shares. The contract permits the entity to settle in unregistered shares.

b.

Entity has sufficient authorized and unissued shares. The entity has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative instrument could remain outstanding.

c.	Contract contains an explicit share limit. The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

d.	No required cash payment if entity fails to timely file. There are no required cash payments to the counterparty in the event the entity fails to make timely filings with the SEC.

e.	No cash-settled top-off or make-whole provisions. There are no cash settled top-off or make-whole provisions.

f.

No counterparty rights rank higher than shareholder rights. There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

g.	No collateral required. There is no requirement in the contract to post collateral at any point or for any reason.

These conditions are intended to identify situations in which net cash settlement could be forced upon the issuer by investors or in any other circumstance, regardless of likelihood, except for (1) liquidation of the company or (2) a change in control in which the company’s stockholders also receive cash.

Each of the criterion were met. With regard to the explicit share limit criterion, the Public Warrants and Private Placement Warrants are to be settled in a fixed number of shares except in instances where the number of shares issuable upon settlement are adjusted based on events (e.g., stock splits, stock dividends) that are within the control of the Company.

The SEC Staff Statement also highlighted the staff’s views on tender offer provisions of certain SPAC warrants. The Warrant Agreement does not contain a tender offer provision like that referenced in the SEC Staff Statement. Section 4.4 of the Warrant Agreement provides the warrant holders the right to purchase and receive, in lieu of the shares of the Company, the kind and amount of shares or stock or other securities or property (including cash) receivable by common or ordinary shareholders upon certain events that fundamentally change the Company, which include:

•	any reclassification or reorganization of the issued and outstanding common shares

•

any merger or consolidation of the Company with or into another entity in which any “person” or “group” acquires more than 50% of the aggregate voting power, including the power to vote on the election of directors of the Company, of the issued and outstanding equity securities of the Company

•	any sale or conveyance to another corporation or entity of the assets or other property of the Company as an entirety or substantially as an entirety

In the event of an “Alternative Issuance,” as defined in Section 4.4 of the Warrant Agreement, occurring after consummation of an initial Business Combination, the following provision in Section 4.4 applies:

“…that (i) if the holders of the Ordinary Shares were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets constituting the Alternative Issuance for which each Warrant shall become exercisable shall be deemed to be the weighted average of the kind and amount received per share by the holders of the Ordinary Shares in such consolidation or merger that affirmatively make such election, and (ii) if a tender, exchange or redemption offer shall have been made to and accepted by the holders of the Ordinary Shares (other than a tender, exchange or redemption offer made by the Company in connection with redemption rights held by shareholders of the Company as provided for in the Charter or as a result of the redemption of Ordinary Shares by the Company if a proposed initial Business Combination is presented to the shareholders of the Company for approval) under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act (or any successor rule)) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act (or any successor rule)) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act (or any successor rule)) (x) if prior to the initial Business Combination, more than 50% of the issued and outstanding Ordinary Shares or (y) if on or after the initial Business Combination, securities representing more than 50% of the aggregate voting power (meaning the power to vote on the election of directors), the holder of a Warrant shall be entitled to receive as the Alternative Issuance, the highest amount of cash, securities or other property to which such holder would actually have been entitled as a shareholder if such Warrant holder had exercised the Warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the Ordinary Shares held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustments (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in this Section 4.” [Emphasis added]

“Ordinary Shares” are defined as the Class A ordinary shares.

ASC 815-40 allows for cash settlement of a warrant in circumstances in which holders of the underlying shares also would receive cash. Specifically, ASC 815-40-55-3 stated that “if a change-in-control provision requires that the counterparty receive, or permits the counterparty to deliver upon settlement, the same form of consideration (for example, cash, debt, or other assets) as holders of the shares underlying the contract, permanent equity classification would not be precluded as a result of the change-in-control provision.” It is our understanding that the fact pattern considered by the Staff in the SEC Staff Statement involved a capital structure that had dual classes of voting common stock, and that this led to a conclusion that the Tender Offer Provision was not a change-in-control provision, because it provided for a tender or exchange offer made to and accepted by holders of more than 50% of the outstanding shares of a single class of common stock (usually the non-controlling Class A stock in a typical SPAC structure), which may not be a controlling stake in the Company.

Regardless of whether the Company on a post-initial Business Combination basis were to have only one class of outstanding shares or multiple classes of outstanding shares, an Alternative Issuance can occur with an accepted tender offer only if securities representing more than 50% of the aggregate voting power participate in the tender. As the tender offer provision in Section 4.4 of the Warrant Agreement requires a change of more than 50% of the voting control of the Company, it would be considered a change of control and therefore compliant with the SEC Staff Statement. Equity classification for the Public Warrants and Private Placement Warrants would not be prohibited.

If you have any questions in connection with the filing or this response letter, please contact the undersigned at (212) 837-6454.

Very truly yours,

/s/ Charles A. Samuelson

Charles A. Samuelson

cc:	Justin Mirro

Chairman and Chief Executive Officer

Kensington Capital Acquisition Corp. IV

Michael J. Danaher, Mark B. Baudler

Wilson Sonsini Goodrich & Rosati, P.C.